SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                                                  Commission File Number 0-23001

                           NOTIFICATION OF LATE FILING

            (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
                         [ ] Form 10-Q [ ] Form N-SAR

   For Period Ended:    OCTOBER 31, 1999
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[  ] Transition Report on Form 10-K    [ ]  Transition  Report on Form 10-Q
[  ] Transition Report on Form 20-F    [ ]  Transition  Report on Form N-SAR
[  ] Transition Report on Form 11-K

   For the Transition Period Ended:
                                   --------------------------------------------

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: ITEMS 1, 6, 7, 7A, 8 AND
                                                   ----------------------------
PORTIONS OF 14
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     SIGNATURE EYEWEAR, INC.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

      498 NORTH OAK STREET
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City, State and Zip Code    INGLEWOOD, CALIFORNIA 90302
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX]      (b)  The subject annual report,  semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed  on or  before  the  15th  calendar  day  following  the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Signature Eyewear, Inc. installed new computer hardware and computer software, including accounting and financial reporting software in its fiscal fourth quarter. Due to technical difficulties with the software, Signature Eyewear is unable, without unreasonable effort and expense, to file timely its Annual Report on Form 10-K for the fiscal year ended October 31, 1999 as it has been unable to compile the financial information necessary to complete its audited financial statements for the year.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             MICHAEL PRINCE            310                330-2700
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                (Name)              (Area Code)         (Telephone number)

      (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [XX] Yes   [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [XX] Yes   [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            SIGNATURE EYEWEAR, INC.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   JANUARY 31, 2000                 By   /S/ JULIE HELDMAN
     ----------------------------          ------------------------
                                        Name:   Julie Heldman
                                        Title:  President


                                 EXPLANATION OF
                                    ITEM 3 OF
                                     PART IV

      Signature Eyewear, Inc. incurred certain significant, non-recurring costs and product returns in the fiscal fourth quarter in connection with Signature's change from selling products in the United State primarily through distributors to selling products primarily through its own direct sales force. These costs include, among others, those relating to the implementation of new computer hardware and computer software required to support the direct sales force and additional personnel costs due to the addition of sales representatives and support personnel. Signature also experienced a reduction in sales due to additional product returns from former distributors and a decrease in net sales to former distributors in the fiscal fourth quarter. As a result of these costs and reductions in sales, Signature expects that its operating results for the 1999 fourth quarter and 1999 fiscal year will be significantly lower than the operating results reported for the corresponding periods in 1998. For the reasons set forth in Part III of this Form 12b-25, Signature is unable to quantify these 1999 operating results.


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